09042767

SEC Mail Processing Section

NOV 2 2009

Washington, DC 122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8- 24323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2008 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FCC INVESTMENTS, INC. #10373**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 WESTOWN PARKWAY – SUITE 100
(No. and Street)

WEST DES MOINES (City) IOWA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BOLTE, PRESIDENT 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET (Address) KANSAS CITY (City) MISSOURI (State) 64106 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MINDI J SLAYBAUGH
Notarial Seal - IOWA
Commission No. 743198
10/03/2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statement of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
November 18, 2009

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Financial Condition

September 30, 2009

Assets

Cash	$	400,669
Service fees receivable – Federated Securities Corporation		4,517
	$	405,186

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable – affiliates (note 3)	$	18,783
Accrued expenses		2,730
Total liabilities		21,513
Stockholder's equity (note 4):		
Common stock, $1 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		226,147
Retained earnings		156,526
Total stockholder's equity		383,673
	$	405,186

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Operations

Year ended September 30, 2009

Revenues:		
Service fees – Federated Securities Corporation	$	118,986
Interest income		1,322
Gain on sale of investment in common stock		3,170
Total revenues		123,478
Expenses:		
Professional fees		17,636
Regulatory fees and dues		6,731
Overhead charge – affiliate (note 3)		3,850
Total expenses		28,217
Income before income tax expense		95,261
Income tax expense (note 2)		38,866
Net income	$	56,395

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended September 30, 2009

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at October 1, 2008	$ 1,000	226,147	400,131	627,278
Distribution to FCStone Group, Inc.	—	—	(300,000)	(300,000)
Net income	—	—	56,395	56,395
Balance at September 30, 2009	$ 1,000	226,147	156,526	383,673

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Cash Flows

Year ended September 30, 2009

Cash flows from operating activities:		
Net income	$	56,395
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of investment in common stock		(3,170)
Accretion of discount on U.S. Treasury bills		(1,322)
Decrease in service fees receivable – Federated Securities Corporation		13,460
Decrease in prepaid expenses		1,000
Decrease in accounts payable – affiliates		(43,174)
Decrease in accrued expenses		(8,270)
Net cash provided by operating activities		14,919
Cash flows from investing activities:		
Proceeds from maturity of U.S. Treasury bills		1,600,000
Purchase of U.S. Treasury bills		(1,124,893)
Proceeds from sale of investment in common stock		6,470
Net cash provided by investing activities		481,577
Cash flows from financing activities – distribution to FCStone Group, Inc.		(300,000)
Net cash used in financing activities		(300,000)
Net increase in cash		196,496
Cash at beginning of year		204,173
Cash at end of year	$	400,669
Supplemental disclosure of cash flows information:		
Cash paid to FCStone Group, Inc. during the year for income taxes	$	87,889

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. On September 30, 2009, the Parent completed a merger with International Assets Holding Corporation. The transaction was structured as a merger of equals, and approved by shareholders of both companies on September 25, 2009. The merger is not expected to have a significant impact on the operations of the Company or its transactions with affiliates.

The Company's primary operations consist of investing customer funds in short-term securities; under the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania. Specifically, the Company is investing these funds in shares of the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company enters into agreements with customers of FCStone, LLC, an affiliate (FCStone), authorizing the Company to automatically invest any excess margin funds held by FCStone in customers' commodity accounts in shares of the Trust, and to redeem such shares as necessary to cover any margin calls in customer commodity accounts. Accordingly, the Company is dependent on the ongoing financial and operating support of the Parent and FCStone in conducting its business.

(b) U.S. Treasury Bills, Held to Maturity

The Company occasionally invests in U.S. Treasury bills, which are held until maturity. These investments are purchased at a discount from par with a maturity of less than 90 days at purchase. Securities transactions are recorded on a trade date, as if they had settled. Premium or discount on the purchase of U.S. Treasury securities is accreted to income on a straight-line basis, which approximates the scientific method. Interest is recorded as earned. The Company did not hold any U.S. Treasury bills as of September 30, 2009.

(c) Revenue

The Company receives service fees from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers of FCStone.

(d) Income Taxes

The results of the Company's operations are included in the U.S. federal income tax return of the Parent. Income taxes are allocated to the Company using the separate-return method. Income taxes payable of $8,734 is included as a component of accounts payable – affiliates at September 30, 2009.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) ***New Accounting Principles***

In May 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 855, *Subsequent Events* (FASB ASC 855). FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued the FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for interim and annual periods ending after September 15, 2009. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended September 30, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*. This update addresses the need for additional implementation guidance on accounting for uncertainty in income taxes. It also eliminates some disclosures required by FASB ASC 740, *Income Taxes,* for nonpublic entities. The guidance and disclosure amendments provided in this update are effective for financial statements issued for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes the guidance and disclosure amendments are effective upon adoption of the standards. The Company adopted the provisions of this update for the year ended September 30, 2009. There was no impact on the Company's financial statements from the implementation of this update.

(g) ***Subsequent Events***

We have adopted FASB ASC 855 effective for the year ended September 30, 2009. Management has evaluated events and transactions through November 18, 2009, the date the financial statements were issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

(2) Income Taxes

Income tax expense for the year ended September 30, 2009 is as follows:

		2009		
		Federal	State and local	Total
Current	$	30,388	8,478	38,866
	$	30,388	8,478	38,866

Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income taxes as a result of the following:

		2009
Computed "expected" income tax expense	$	33,341
State and local income taxes, net of federal income tax benefit		5,525
	$	38,866

There were no temporary differences giving rise to deferred tax assets or liabilities at September 30, 2009.

(3) Transactions with the Parent

The Company obtains office facilities and services, which are recognized through an overhead charge of $3,850 paid to the Parent during 2009. The Company is also allocated a portion of professional services obtained through service agreements with the Parent. These charges, which are considered a reasonable estimation of the cost of services provided, represent an allocation of the costs incurred by the Parent to provide such services and are accounted for in accordance with agreements among these parties. Amounts payable under these agreements are included in accounts payable and accrued expenses at September 30, 2009. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party. On March 9, 2009, the Company made a distribution to the Parent of $300,000.

(4) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1).

As a broker/dealer for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2009, the Company's net capital was $379,156.

Schedule 1

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Computation of Net Capital under Rule 15c3-1*

September 30, 2009

Aggregate indebtedness:		
Accounts payable – FCStone Group, Inc.	$	18,783
Accrued expenses		2,730
Total aggregate indebtedness	$	21,513
Net capital:		
Stockholder's equity per statement of financial condition	$	383,673
Deduct nonallowable assets		4,517
Net capital	$	379,156
Minimum net capital	$	250,000
Percentage of aggregate indebtedness to net capital		5.67%

* There are no material differences from the Company's computation of net capital as reported on the unaudited Form X-17A-5, Part IIA, as of September 30, 2009. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Determination of Reserve Requirements under Rule 15c3-3

September 30, 2009

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2009, the Company had no required reserve deposit.

See accompanying independent auditors' report.

Schedule 3

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

September 30, 2009

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2009, for which instructions to reduce to possession or control had been issued as of September 30, 2009, for which the required action was not taken within the timeframes specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2009, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
FCC Investments, Inc.:

In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
November 18, 2009

KPMG

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Financial Statements and Schedules

September 30, 2009

(With Independent Auditors' Report Thereon)

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Financial Statements and Schedules

September 30, 2009

(With Independent Auditors' Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

SEC Mail Processing Section
NOV 23 2009
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2008 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC. #10373

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 WESTOWN PARKWAY – SUITE 100
(No. and Street)

WEST DES MOINES	IOWA	50266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID A. BOLTE, PRESIDENT — 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET	KANSAS CITY	MISSOURI	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MINDI J SLAYBAUGH
Notarial Seal - IOWA
Commission No. 743198
10/03/2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statement of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
November 18, 2009

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Financial Condition

September 30, 2009

Assets

Cash	$	400,669
Service fees receivable – Federated Securities Corporation		4,517
	$	405,186

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable – affiliates (note 3)	$	18,783
Accrued expenses		2,730
Total liabilities		21,513
Stockholder's equity (note 4):		
Common stock, $1 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		226,147
Retained earnings		156,526
Total stockholder's equity		383,673
	$	405,186

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Operations

Year ended September 30, 2009

Revenues:		
Service fees – Federated Securities Corporation	$	118,986
Interest income		1,322
Gain on sale of investment in common stock		3,170
Total revenues		123,478
Expenses:		
Professional fees		17,636
Regulatory fees and dues		6,731
Overhead charge – affiliate (note 3)		3,850
Total expenses		28,217
Income before income tax expense		95,261
Income tax expense (note 2)		38,866
Net income	$	56,395

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended September 30, 2009

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at October 1, 2008	$	1,000	226,147	400,131	627,278
Distribution to FCStone Group, Inc.		—	—	(300,000)	(300,000)
Net income		—	—	56,395	56,395
Balance at September 30, 2009	$	1,000	226,147	156,526	383,673

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Cash Flows

Year ended September 30, 2009

Cash flows from operating activities:		
Net income	$	56,395
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of investment in common stock		(3,170)
Accretion of discount on U.S. Treasury bills		(1,322)
Decrease in service fees receivable – Federated Securities Corporation		13,460
Decrease in prepaid expenses		1,000
Decrease in accounts payable – affiliates		(43,174)
Decrease in accrued expenses		(8,270)
Net cash provided by operating activities		14,919
Cash flows from investing activities:		
Proceeds from maturity of U.S. Treasury bills		1,600,000
Purchase of U.S. Treasury bills		(1,124,893)
Proceeds from sale of investment in common stock		6,470
Net cash provided by investing activities		481,577
Cash flows from financing activities – distribution to FCStone Group, Inc.		(300,000)
Net cash used in financing activities		(300,000)
Net increase in cash		196,496
Cash at beginning of year		204,173
Cash at end of year	$	400,669
Supplemental disclosure of cash flows information:		
Cash paid to FCStone Group, Inc. during the year for income taxes	$	87,889

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. On September 30, 2009, the Parent completed a merger with International Assets Holding Corporation. The transaction was structured as a merger of equals, and approved by shareholders of both companies on September 25, 2009. The merger is not expected to have a significant impact on the operations of the Company or its transactions with affiliates.

The Company's primary operations consist of investing customer funds in short-term securities; under the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania. Specifically, the Company is investing these funds in shares of the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company enters into agreements with customers of FCStone, LLC, an affiliate (FCStone), authorizing the Company to automatically invest any excess margin funds held by FCStone in customers' commodity accounts in shares of the Trust, and to redeem such shares as necessary to cover any margin calls in customer commodity accounts. Accordingly, the Company is dependent on the ongoing financial and operating support of the Parent and FCStone in conducting its business.

(b) U.S. Treasury Bills, Held to Maturity

The Company occasionally invests in U.S. Treasury bills, which are held until maturity. These investments are purchased at a discount from par with a maturity of less than 90 days at purchase. Securities transactions are recorded on a trade date, as if they had settled. Premium or discount on the purchase of U.S. Treasury securities is accreted to income on a straight-line basis, which approximates the scientific method. Interest is recorded as earned. The Company did not hold any U.S. Treasury bills as of September 30, 2009.

(c) Revenue

The Company receives service fees from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers of FCStone.

(d) Income Taxes

The results of the Company's operations are included in the U.S. federal income tax return of the Parent. Income taxes are allocated to the Company using the separate-return method. Income taxes payable of $8,734 is included as a component of accounts payable – affiliates at September 30, 2009.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) *New Accounting Principles*

In May 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 855, *Subsequent Events* (FASB ASC 855). FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued the FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for interim and annual periods ending after September 15, 2009. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended September 30, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*. This update addresses the need for additional implementation guidance on accounting for uncertainty in income taxes. It also eliminates some disclosures required by FASB ASC 740, *Income Taxes,* for nonpublic entities. The guidance and disclosure amendments provided in this update are effective for financial statements issued for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes the guidance and disclosure amendments are effective upon adoption of the standards. The Company adopted the provisions of this update for the year ended September 30, 2009. There was no impact on the Company's financial statements from the implementation of this update.

(g) *Subsequent Events*

We have adopted FASB ASC 855 effective for the year ended September 30, 2009. Management has evaluated events and transactions through November 18, 2009, the date the financial statements were issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

(2) Income Taxes

Income tax expense for the year ended September 30, 2009 is as follows:

	2009		
	Federal	State and local	Total
Current	$ 30,388	8,478	38,866
	$ 30,388	8,478	38,866

Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income taxes as a result of the following:

	2009
Computed "expected" income tax expense	$ 33,341
State and local income taxes, net of federal income tax benefit	5,525
	$ 38,866

There were no temporary differences giving rise to deferred tax assets or liabilities at September 30, 2009.

(3) Transactions with the Parent

The Company obtains office facilities and services, which are recognized through an overhead charge of $3,850 paid to the Parent during 2009. The Company is also allocated a portion of professional services obtained through service agreements with the Parent. These charges, which are considered a reasonable estimation of the cost of services provided, represent an allocation of the costs incurred by the Parent to provide such services and are accounted for in accordance with agreements among these parties. Amounts payable under these agreements are included in accounts payable and accrued expenses at September 30, 2009. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party. On March 9, 2009, the Company made a distribution to the Parent of $300,000.

(4) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1).

As a broker/dealer for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2009, the Company's net capital was $379,156.

Schedule 1

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Computation of Net Capital under Rule 15c3-1*

September 30, 2009

Aggregate indebtedness:		
Accounts payable – FCStone Group, Inc.	$	18,783
Accrued expenses		2,730
Total aggregate indebtedness	$	21,513
Net capital:		
Stockholder's equity per statement of financial condition	$	383,673
Deduct nonallowable assets		4,517
Net capital	$	379,156
Minimum net capital	$	250,000
Percentage of aggregate indebtedness to net capital		5.67%

* There are no material differences from the Company's computation of net capital as reported on the unaudited Form X-17A-5, Part IIA, as of September 30, 2009. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Determination of Reserve Requirements under Rule 15c3-3

September 30, 2009

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2009, the Company had no required reserve deposit.

See accompanying independent auditors' report.

Schedule 3

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

September 30, 2009

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2009, for which instructions to reduce to possession or control had been issued as of September 30, 2009, for which the required action was not taken within the timeframes specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2009, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
FCC Investments, Inc.:

In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
November 18, 2009